Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                        The Austria Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                   	 Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   052587102
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 October 1, 1998
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




CUSIP No.:  052587102                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  1000272
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          1000272
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                   1000272
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                        8.5%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  052587102                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  395136
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER             395136
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                     395136
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                           3.4%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

This Amendment No. 1 amends and updates information in Item 4,Item 5, and Item 7, and adds Exhibit C.





ITEM 4.           PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the issuer from time to time.

The reporting persons believe that the Board, based on its current composition, has not been sufficiently responsive to the concerns of stockholders whose investment returns have suffered unnecessarily because of the persistent discount to net asset value. On October 7, 1998, Deep Discount Advisors, Inc. sent the secretary of the The Austria Fund Inc. (the issuer) a letter proposing that the Nominating Committee nominate Ronald G. Olin, Ralph W. Bradshaw, Gary
A. Bentz, and William A. Clark for election to the Board to fill the four Directors positions that are due for consideration at the next annual meeting. A copy of the letter is attached as an exhibit to this filing.

The nomination and election of Messrs. Olin, Bradshaw, Bentz, and Clark will provide a greater degree of independence in evaluating methods of managing the discount structure proactively, and also a fresh perspective for all Board decisions which is more representative of shareholder interests rather than the interests of the Fund's investment manager.

The reporting persons are in favor of actions by the issuer which would have the effect of increasing the investment value of the issuer's shares, and will support or may initiate actions which, in the sole discretion of the reporting persons, may result in increase in the market value of the issuer's shares.

The securities of the issuer acquired and held by the reporting persons were acquired in the ordinary course of business and were not acquired for the purpose of and, except as described herein, do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's quarterly report, dated July 27,1998, states that, as of the close of business on May 31, 1998, there were 11,703,031 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 1,395,408 shares of Common Stock, which constitute approximately 11.9% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Advisors.

                  (c) Since the last filing, the following shares were traded:


 Date                      Number of Shares           Price Per Share
- -------            --------------------------       ---------------
9/1/98	                 -13620	Sold	            9.25
9/11/98	                   3000	Bought            9.6875
9/16/98	                   3000	Bought	      9.875
9/16/98	                   3000	Bought	      9.8125
9/17/98	                   2300	Bought	      9.4375
9/22/98	                   3000	Bought	      9.125
9/24/98	                   5000	Bought	      9.5
9/25/98	                   1000	Bought	      9.375
9/29/98	                  18000	Bought	      9.125
9/30/98	                   4000	Bought	      8.875
9/30/98	                   1900	Bought	      8.9375
10/1/98	                  90000	Bought	      8.6275
10/1/98	                   9000	Bought	      8.4375
10/5/98	                  35000	Bought	      8.8
10/5/98	                   7000	Bought	      8.6875




ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

The text of the letter from Gary A. Bentz to Edmund P. Bergan is incorporated as Exhibit C.








                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 1998                       Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary





			                 EXHIBIT C


                        DEEP DISCOUNT ADVISORS, INC.
           Enhanced Performance through Closed-End Fund Investments
            One West Pack Square, Suite 777, Asheville, NC  28801
           704-274-1863  Fax: 704-255-4834  E-mail: ddainc@msn.com

October 7, 1998

(Via both FAX and Federal Express)

The Austria Fund, Inc.
1345 Avenue of the Americas
New York, New York   10105

Attn:   Mr. Edmund P. Bergan, Jr.


Dear Mr. Bergan:

Deep Discount Advisors, Inc. and Ron Olin Investment Management Company are the beneficial holders of 1,395,408 shares of the common stock, par value $.01 per share (the "Common Stock"), of The Austria Fund, Inc. (the "Fund"), representing approximately 11.9% of the outstanding shares of Common Stock as of October 7, 1998. According to the Fund's proxy statement for last year's annual meeting of stockholders, December 17, 1997, four Class II Directors are up for election for a term of three years from 1998 to 2001 at the next annual stockholders meeting. These Class II positions are currently held by Mr. Dave H. Williams, Dipl. Ing., Mr. Peter Mitterbauer,
Dr. Maria Schaumayer, and Dr. Walter Wolfsberger.

The purpose of this letter is to request that the Nominating Committee nominate Ronald G. Olin, Ralph W. Bradshaw, Gary A. Bentz, and William A. Clark for election to the Board to fill the four Directors positions that are due for consideration at the next annual meeting. Brief biographies of Messrs. Olin, Bradshaw, Bentz, and Clark are attached as Exhibit 1. They are prepared to complete any questionnaire prepared by the Fund in order to verify that they are in compliance with all requirements, applicable to directors, of the Investment Company Act of 1940, as amended, and the Fund's articles of incorporation and by-laws. All four gentlemen have extensive experience in closed-end fund analysis and evaluation, investment consulting, and related private portfolio management.

As longtime beneficial stockholders of The Austria Fund, we have been deeply concerned about the persistent discount from net asset value ("NAV") at which the Fund's shares trade on the open market. We believe that other stockholders of The Austria Fund must share this concern. Messrs. Olin, Bradshaw, Bentz, and Clark represent substantial stockholder interests in The Austria Fund, and, if elected to the Board, they would be dedicated to exploring methods of enhancing stockholder returns in a variety of ways, one of which would be the active management of the discount problem. Such methods might include, but are not limited to, the structured purchase of shares in the market by the Fund, which would have the effect of increasing NAV and reducing the discount, and the evaluation of several different ways of delivering NAV to those stockholders who desire it while minimizing the effects on those stockholders who want to keep the closed-end structure and its related benefits.

We believe that the Board, based on its current composition, has not been sufficiently responsive to the concerns of stockholders whose investment returns have suffered unnecessarily because of the persistent discount to NAV. The nomination and election of Messrs. Olin, Bradshaw, Bentz, and Clark will provide a greater degree of independence in evaluating methods of managing the discount structure proactively, and also a fresh perspective for all Board decisions which is more representative of shareholder interests rather than the interests of the Fund's investment manager. The primary objective of Messrs. Olin, Bradshaw, Bentz, and Clark will be to enhance shareholder value.

In the event that the Nominating Committee does not wish to nominate Messrs. Olin, Bradshaw, Bentz, and Clark, we would appreciate the opportunity to discuss this issue with the Nominating Committee and to suggest other nominees who would provide the degree of objectivity and true shareholder representation that we think the Board of The Austria Fund needs at this time.

We thank you and the Nominating Committee for your attention to this request, and would be happy to discuss this request in more detail at your convenience. In view of the schedule for the upcoming meeting, we respectfully request a response to our proposal in writing by October 23, 1998.


Very truly yours,




Gary A. Bentz
Chief Financial Officer




Attch


EXHIBIT 1



Ronald G. Olin
U.S. Citizen
Age:	53

Mr. Olin is President and Chief Executive Officer of Deep Discount Advisors, Inc. and General Partner of Ron Olin Investment Management Co. Both firms are registered investment advisors specializing in investments in closed-end funds. Prior to founding these investment management firms, Mr. Olin was a senior manager with IBM supporting government software contracts with the N.A.S.A.
and D.O.D.   Mr. Olin currently serves as a Director on other public and private
Boards, including a domestically traded closed-end fund with an internationally diversified portfolio.


Ralph W. Bradshaw
U.S. Citizen
Age:	47
B.S. Chemical Engineering, 1973, Texas A & M University
M.B.A., 1977, Oklahoma State University

Mr. Bradshaw has served as Vice President and Secretary of Deep Discount Advisors, Inc., a registered investment advisor specializing in closed-end fund investments, for over five years. During that period he has also provided financial consulting services in the area of closed-end funds. In previous years, he has held various managerial positions. Mr. Bradshaw currently serves as a Director on the Board of a domestically traded closed-end fund with an internationally diversified portfolio.

Gary A. Bentz
U.S. Citizen
Age:	42
B.S. Business and Finance, 1978, Trinity University, San Antonio
Certified Public Accountant, 1986

Mr. Bentz has served as Vice President and Chief Financial Officer of Deep Discount Advisors, Inc., a registered investment advisor specializing in closed end fund investments, for over five years. Since 1986, he has also provided financial accounting, investment analysis, and consulting services to companies and private investors for the last 13 years. After commencing his career with Arthur Andersen & Co., Mr. Bentz held various financial managerial positions in industry. He currently serves as a Director on the Board of a domestically traded closed-end fund with an internationally diversified portfolio.


William A. Clark
U.S. Citizen
Age:	52
B.A., 1967, University of Texas, Austin
M.B.A., Finance 1980, Southern Methodist University, Dallas

Since 1995 Mr. Clark has served as Director of Research for Deep Discount Advisors, Inc., a registered investment advisor specializing in closed-end fund investment, in addition to providing consulting services in closed-end fund portfolio management. Mr. Clark has served as an investment analyst and advisor to private clients for over 17 years. Before joining Deep Discount Advisors, Mr. Clark served in various managerial positions, and provided financial services to banks, telecommunications/software companies, private investors, and regional developers. During this period, he also served as CFO of a company in the energy related business.